Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 11, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE 2009 CAPP OIL AND GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (June 11, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present at the 2009 Canadian Association of Petroleum Producers, Oil and Gas Investment Symposium on Monday June 15, 2009 at 8:50 a.m. (MST) in Calgary, Alberta. The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. An archived recording of the presentation will be available from June 15, 2009 until September 15, 2009. The live and archived webcast (audio only) version of the conference can also be accessed via the following URL:

Symposium webcast: http://events.onlinebroadcasting.com/capp/061509/index.php

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                          Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer                                                                                                  Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations                                                                                                           Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca